UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ENTELLUS MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29363K 105

(CUSIP Number)

SVLSF IV, LLC

One Boston Place, Suite 3900

201 Washington Street

Boston, MA 02108

(617) 367-8100

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29363K 105

1.	Name of reporting person: SVLSF IV, LLC
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 2,149,843 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 2,149,843 (1)
11.	Aggregate amount beneficially owned by each reporting person: 2,149,843 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 11.5%
14.	Type of reporting person: OO

(1)	Voting and investment power of the securities is delegated to SVLSF IV, LLC, the general partner of SV Life Sciences Fund IV (GP), L.P., which is the general partner of each of SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of reporting person: SV Life Sciences Fund IV (GP), L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 2,149,843 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 2,149,843 (1)
11.	Aggregate amount beneficially owned by each reporting person: 2,149,843 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 11.5%
14.	Type of reporting person: PN

(1)	Voting and investment power of the securities is delegated to SVLSF IV, LLC, the general partner of SV Life Sciences Fund IV (GP), L.P., which is the general partner of each of SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of reporting person: SV Life Sciences Fund IV, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 2,090,493 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 2,090,493 (1)
11.	Aggregate amount beneficially owned by each reporting person: 2,090,493 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 11.2%
14.	Type of reporting person: PN

(1)	Voting and investment power of the securities is delegated to SVLSF IV, LLC, the general partner of SV Life Sciences Fund IV (GP), L.P., which is the general partner of each of SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of reporting person: SV Life Sciences Fund IV Strategic Partners, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 59,350 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 59,350 (1)
11.	Aggregate amount beneficially owned by each reporting person: 59,350 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.3%
14.	Type of reporting person: PN

(1)	Voting and investment power of the securities is delegated to SVLSF IV, LLC, the general partner of SV Life Sciences Fund IV (GP), L.P., which is the general partner of each of SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of reporting person: ILSF III, LLC
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 1,339,688 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 1,339,688 (1)
11.	Aggregate amount beneficially owned by each reporting person: 1,339,688 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 7.2%
14.	Type of reporting person: OO

(1)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of reporting person: International Life Sciences Fund III (GP), L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 1,339,688 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 1,339,688 (1)
11.	Aggregate amount beneficially owned by each reporting person: 1,339,688 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 7.2%
14.	Type of reporting person: PN

(1)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of reporting person: International Life Sciences Fund III (LP1), L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 1,311,597 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 1,311,597 (1)
11.	Aggregate amount beneficially owned by each reporting person: 1,311,597 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 7.0%
14.	Type of reporting person: PN

(1)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of reporting person: International Life Sciences Fund III Co-Investment, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 15,562 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 15,562 (1)
11.	Aggregate amount beneficially owned by each reporting person: 15,562 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.1%
14.	Type of reporting person: PN

(1)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of reporting person: International Life Sciences Fund III Strategic Partners, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: -0-
	8.	Shared voting power: 12,529 (1)
	9.	Sole dispositive power: -0-
	10.	Shared dispositive power: 12,529 (1)
11.	Aggregate amount beneficially owned by each reporting person: 12,529 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.1%
14.	Type of reporting person: PN

(1)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Company is 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by:

(i) SV Life Sciences Fund IV, L.P., a Delaware limited partnership (“Fund IV”), and SV Life Sciences Fund IV Strategic Partners, L.P., a Delaware limited partnership (“Fund IV Strategic” and together with Fund IV, the “Fund IV Entities”), each a direct owner of the shares of Common Stock of the Issuer (together, the “Fund IV Shares”);

(ii) SV Life Sciences Fund IV (GP), L.P., a Delaware limited partnership (“Fund IV GP”) and general partner of Fund IV and Fund IV Strategic;

(iii) SVLSF IV, LLC, a Delaware limited liability company (“SVLS General Partner”) and general partner of Fund IV GP;

(iv) International Life Sciences Fund III (LP1), L.P., a Delaware limited partnership (“ILSF LP1”), International Life Sciences Fund III Co-Investment, L.P., a Delaware limited partnership (“ILSF Co-Invest”), and International Life Sciences Fund III Strategic Partners, L.P., a Delaware limited partnership (“ILSF Strategic” and together with ILSF LP1 and ILSF Co-Invest, the “Fund III Entities”), each a direct owner of the shares of Common Stock of the Issuer (together, the “Fund III Shares”);

(v) International Life Sciences Fund III (GP), L.P., a Delaware limited partnership (“Fund III GP”) and general partner of ILSF LP1, ILSF Co-Invest and ILSF Strategic; and

(vi) ILSF III, LLC, a Delaware limited liability company (“ILSF General Partner”) and general partner of Fund III GP.

Each of Fund IV, Fund IV Strategic, Fund IV GP, SVLS General Partner, ILSF LP1, ILSF Co-Invest, ILSF Strategic, Fund III GP and ILSF General Partner are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business addresses of the members of the investment committees of SVLS General Partner and ILSF General Partner are set forth on Schedule A.

(c) The principal business of the Reporting Persons is international life sciences venture capital investments. Fund IV Entities and Fund III Entities are venture capital funds. Fund IV GP is the general partner of Fund IV Entities. SVLS General Partner is the general partner of Fund IV GP. Fund III GP is the general partner of Fund III Entities. ISLF General Partner is the general partner of Fund III GP. The principal business of the members of the investment committees of SVLS General Partner and ILSF General Partner are set forth on Schedule A.

(d) No Reporting Person nor any person listed on Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding.

(e) No Reporting Person nor any person listed on Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Each of the individuals listed on Schedule A attached hereto are citizens of the country set forth on Schedule A. Each of the Reporting Persons is organized under the laws of the State of Delaware. Information called for by Items 2 – 6 of this Schedule 13D concerning the managers of SVLS General Partner and ILSF General Partner is set forth in Exhibit 99.1 attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,090,493 shares of Common Stock owned directly by Fund IV were acquired on February 3, 2015, in connection with the closing of the Issuer’s public offering (the “IPO”), whereupon (i) all Series D Preferred Stock previously acquired by Fund IV from the Issuer converted into 744,419 shares of Common Stock; and (ii) all Series E Preferred Stock previously acquired by Fund IV from the Issuer converted into 1,037,196 shares of Common Stock. In addition, in connection with the IPO, Fund IV purchased 308,878 shares of Common Stock at the initial public offering price of $17.00 per share in the IPO, or $5,250,926 in the aggregate.

The 59,350 shares of Common Stock owned directly by Fund IV Strategic were acquired on February 3, 2015 in connection with the IPO, whereupon (i) all Series D Preferred Stock previously acquired by Fund IV Strategic from the Issuer converted into 21,134 shares of Common Stock; and (ii) all Series E Preferred Stock previously acquired by Fund IV Strategic from the Issuer converted into 29,447 shares of Common Stock. In addition, in connection with the IPO, Fund IV Strategic purchased 8,769 shares of Common Stock at the initial public offering price of $17.00 per share in the IPO, or $149,073 in the aggregate.

The 1,311,597 shares of Common Stock owned directly by ILSF LP1 were acquired on February 3, 2015 in connection with the IPO, whereupon (i) all Series A Preferred Stock previously acquired by ILSF LP1 from the Issuer converted into 293,709 shares of Common Stock; (ii) all Series B Preferred Stock previously acquired by ILSF LP1 from the Issuer converted into 608,513 shares of Common Stock; and (iii) all Series C Preferred Stock previously acquired by ILSF LP1 from the Issuer converted into 409,375 shares of Common Stock.

The 15,562 shares of Common Stock owned directly by ILSF Co-Invest were acquired on February 3, 2015 in connection with the IPO, whereupon (i) all Series A Preferred Stock previously acquired by ILSF Co-Invest from the Issuer converted into 3,485 shares of Common Stock; (ii) all Series B Preferred Stock previously acquired by ILSF Co-Invest from the Issuer converted into 7,220 shares of Common Stock; and (iii) all Series C Preferred Stock previously acquired by ILSF Co-Invest from the Issuer converted into 4,857 shares of Common Stock.

The 12,529 shares of Common Stock owned directly by ILSF Strategic were acquired on February 3, 2015 in connection with the IPO, whereupon (i) all Series A Preferred Stock previously acquired by ILSF Strategic from the Issuer converted into 2,806 shares of Common Stock; (ii) all Series B Preferred Stock previously acquired by ILSF Strategic from the Issuer converted into 5,813 shares of Common Stock; and (iii) all Series C Preferred Stock previously acquired by ILSF Strategic from the Issuer converted into 3,910 shares of Common Stock.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by the Reporting Persons for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction

The acquisitions made by the Reporting Persons prior to and in connection with the IPO, as described in this Schedule 13D, were for investment purposes only. The Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported owned by Reporting Persons is based upon 18,678,538 shares of Common Stock outstanding, which is based on information provided by the Issuer after giving effect to the exercise in full of the underwriters’ option to purchase an additional 690,537 shares of Common Stock. The Common Stock is owned by the Reporting Persons as follows:

(i) Fund IV GP and SVLS General Partner may each be deemed to beneficially own, in the aggregate, 2,149,843 shares of Common Stock, constituting approximately 11.5% of the Common Stock outstanding. As of the close of business on February 3, 2015, (a) Fund IV owned directly 2,090,493 shares of Common Stock, constituting approximately 11.2% of the Common Stock outstanding; and (b) Fund IV Strategic owned directly 59,350 shares of Common Stock, constituting approximately 0.3% of the Common Stock outstanding.

Fund IV GP, the general partner of Fund IV and Fund IV Strategic, may be deemed to beneficially own the shares held by Fund IV and Fund IV Strategic. Fund IV GP disclaims beneficial ownership of shares held by Fund IV and Fund IV Strategic except to the extent of any pecuniary interest therein.

SVLS General Partner, the general partner of Fund IV GP, may be deemed to beneficially own the shares held by Fund IV and Fund IV Strategic. SVLS General Partner disclaims beneficial ownership of shares held by the Fund IV Entities except to the extent of any pecuniary interest therein.

The investment committee of SVLS General Partner, comprised of the members as set forth on Schedule A, may be deemed to beneficially own the shares held by Fund IV Entities as it controls voting and investment decisions over the Issuer’s shares held by Fund IV Entities by a majority vote. Each member of the investment committee of SVLS General Partner disclaims beneficial ownership over the Fund IV Shares except to the extent of any respective pecuniary interest therein.

(ii) Fund III GP and ILSF General Partner may each be deemed to beneficially own, in the aggregate, 1,339,688 shares of Common Stock, constituting approximately 7.2% of the Common Stock outstanding. As of the close of business on February 3, 2015, (a) ILSF LP1 owned directly 1,311,597 shares of Common Stock, constituting approximately 7.0% of the Common Stock outstanding; (b) ILSF Co-Invest owned directly 15,562 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding; and (c) ILSF Strategic owned directly 12,529 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding.

Fund III GP, the general partner of ILSF LP1, ILSF Co-Invest and ILSF Strategic, may be deemed to beneficially own the shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic. Fund III GP disclaims beneficial ownership of shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic except to the extent of any pecuniary interest therein.

ILSF General Partner, the general partner of Fund III GP, may be deemed to beneficially own the shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic. ILSF General Partner disclaims beneficial ownership of shares held by the Fund III Entities except to the extent of any pecuniary interest therein.

The investment committee of ILSF General Partner, comprised of the members as set forth on Schedule A, may be deemed to beneficially own the shares held by Fund III Entities as it controls voting and investment decisions over the Issuer’s shares held by Fund III Entities by a majority vote. Each member of the investment committee of ILSF General Partner disclaims beneficial ownership over the Fund III Shares except to the extent of any respective pecuniary interest therein.

(b) Each of the Reporting Persons has shared voting and shared dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns. (i) Voting and investment power over the shares of Common Stock beneficially owned by Fund IV Entities has been delegated to Fund IV GP. Fund IV GP has delegated voting and investment decisions to SVLS General Partner, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A. (ii) Voting and investment power over the shares of Common Stock beneficially owned by Fund III Entities has been delegated to Fund III GP. Fund III GP has delegated voting and investment decisions to ILSF General Partner, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A. (iii) Each Reporting Person and each member of the respective investment committee disclaims beneficial ownership of the securities except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

(c) Except as otherwise described in this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, the Reporting Persons and certain other persons have agreed to enter into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such persons agreed, subject to certain exceptions, not to directly or indirectly sell, transfer or dispose of any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by such persons or with respect to which such persons have or hereafter acquire the power of disposition (collectively, the “Lock-Up Securities”) for 180 days after the date of the IPO without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

The Reporting Persons and certain other persons are parties to a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Subject to certain limitations, the Reporting Persons and other signatory stockholders have the right to request the Issuer to prepare, file and maintain up to two registration statements on Form S-1 covering the sale of such shares of common stock and, once the Issuer is eligible to use a registration statement on Form S-3, up to two registration statements on Form S-3 in any 12-month period covering the sales of such shares of common stock. Additionally, the Reporting Persons and other signatory stockholders holders have unlimited “piggyback” registration rights to include these shares of common stock in future registration statements that the Issuer may initiate, subject to certain conditions and limitations (including customary cut-back rights). Under the Registration Rights Agreement, the Issuer will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares of common stock.

The Reporting Persons and certain other persons are parties to an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement imposes certain restrictions on the Issuer, including with respect to the issuance of additional shares of capital stock, entrance into related party transactions, and the Investor Rights Agreement also imposes certain affirmative obligations on the Issuer, including with respect to board composition and the furnishing of financial statements and information to the holders. As a result of the IPO, most of the covenants and restrictions set forth in the Investor Rights Agreement that apply to the Issuer terminated; however the Issuer remains obligated to comply with reporting requirements under the Securities Exchange Act of 1934, as amended.

The descriptions contained in this Statement on Schedule 13D of the Lock-Up Agreements, the Registration Rights Agreement and the Investor Rights Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are being filed as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Schedule 13D and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein and in Exhibit 99.5, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

See Exhibit Index attached to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015	SVLSF IV, LLC By: /s/ Denise Marks, Member
Signature of Reporting Person

Dated: February 12, 2015	ILSF III, LLC; By: /s/ Denise Marks, Member
Signature of Reporting Person

Dated: February 12, 2015	International Life Sciences Fund III (GP), L.P.; By: ILSF III, LLC, its General Partner; By: /s/ Denise Marks, Member
Signature of Reporting Person

Dated: February 12, 2015	International Life Sciences Fund III (LP1), L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner; By: /s/ Denise Marks, Member
Signature of Reporting Person

Dated: February 12, 2015	International Life Sciences Fund III Co-Investment, L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner; By: /s/ Denise Marks, Member
Signature of Reporting Person

Dated: February 12, 2015

International Life Sciences Fund III Strategic Partners, L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner; By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: February 12, 2015	SV Life Sciences Fund IV (GP), L.P.; By: SVLSF IV LLC, its General Partner; By: /s/ Denise Marks, Member
Signature of Reporting Person

Dated: February 12, 2015	SV Life Sciences Fund IV Strategic Partners, L.P.; By: SV Life Sciences Fund IV (GP), L.P., its General Partner; By: SVLSF IV, LLC, its General Partner; By: /s/ Denise Marks, Member
Signature of Reporting Person

Dated: February 12, 2015	SV Life Sciences Fund IV, L.P.; By: SV Life Sciences Fund IV (GP), L.P., its General Partner; By: SVLSF IV, LLC, its General Partner; By: /s/ Denise Marks, Member
Signature of Reporting Person

Signature Page to Schedule 13D

Schedule A

Information regarding the members of the investment committees of SVLSF IV, LLC and ILSF III, LLC.

SVLSF IV, LLC

Name, Title	Address	Principal Occupation	Citizenship
David Milne	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments; (also member of the board of directors of Entellus Medical, Inc.)	USA

James Garvey	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	USA

Kate Bingham	c/o SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	United Kingdom

Eugene D. Hill, III	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman; International life sciences venture capital investments	USA

Michael Ross	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA

ILSF III, LLC

Name, Title	Address	Principal Occupation	Citizenship
James Garvey	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	USA

Kate Bingham	c/o SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	United Kingdom

Eugene D. Hill, III	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman; International life sciences venture capital investments	USA

ILSF III, LLC

Name, Title	Address	Principal Occupation	Citizenship
Michael Ross	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA

Exhibit Index

Exhibit No.	Description	Method of Filing

99.1	Information concerning the Managers of SVLSF, LLC and ILSF III, LLC	Filed herewith

99.2	Form of Lock-Up Agreement among the Company, the Underwriters and Certain Stockholders of the Company	Incorporated by reference to Exhibit B to Exhibit 1.1 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 23, 2014 (SEC Reg. No. 333-201237)

99.3	Fifth Amended and Restated Registration Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc., the parties set forth therein and such other parties as may from time to time become a party thereto

Incorporated by reference to Exhibit 4.4 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 28, 2015

(SEC Reg. No. 333-201237)

99.4	Fifth Amended and Restated Investor Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc. the parties set forth therein and such other investors as may from time to time become a party thereto and the Investors party thereto

Incorporated by reference to Exhibit 4.3 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 28, 2015

(SEC Reg. No. 333-201237)

99.5	Joint Filing Agreement	Filed herewith